SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND

AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 1)

Cosi, Inc.
(Name of Issuer)
Common Stock
(Title of Class of Securities)
22122P200
(CUSIP Number)
Lloyd I. Miller, III, 222 Lakeview Avenue, Suite 160-365, West Palm Beach, Florida, 33401 (Tel.) (561) 287-5399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 18, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box ☒.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

Page 1 of 7 pages

________________

¹ The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	22122P200	13D/A1	Page 2 of 7

1	NAME OF REPORTING PERSON Lloyd I. Miller, III

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐
(b) ☐
3	SEC USE ONLY
4	_______________ SOURCE OF FUNDS*
PF-AF-OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
4,312,846
	8	SHARED VOTING POWER
13,017
	9	SOLE DISPOSITIVE POWER
4,312,846
	10	SHARED DISPOSITIVE POWER
13,017

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
4,325,863* * The shares reported herein consist of (i) 3,225,863 shares of Common Stock, and (ii) the warrant to purchase up to 1,100,000 shares of Common Stock at an exercise price of $.01 per share.
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
17.7%[1]

14	TYPE OF REPORTING PERSON*
IN-OO

1 The percentages reported in this Schedule 13D/A are based upon 24,447,407 outstanding shares of common stock (as described in Item 5 hereof).

*SEE INSTRUCTIONS BEFORE FILLING OUT!

SCHEDULE 13D/A1

This constitutes Amendment No. 1 to the statement on Schedule 13D (the “Amendment No. 1”) filed on behalf of Lloyd I. Miller, III (“Mr. Miller” or the “Reporting Person”), dated and filed April 18, 2014 (the “Statement”), relating to the common stock, $0.01 par value per share (the “Common Stock”), of Cosi, Inc., (the “Issuer”). The Issuer’s principal executive offices are located at 294 Washington Street, Suite 510, Boston, Massachusetts 02108. Unless specifically amended or modified hereby, the disclosure set forth in the Statement shall remain unchanged.

Item 3. Source and Amount of Funds or Other Consideration

Item 3 of the Statement is hereby amended and restated in its entirety as follows:

Mr. Miller is the manager of Milfam LLC (“Milfam LLC”), an Ohio limited liability company established pursuant to the Operating Agreement of Milfam LLC dated as of December 10, 1996, and Milfam LLC is the advisor to Trust A-4 (“Trust A-4”) and Trust C (“Trust C” and, collectively with Trust A-4, the “Trusts”). The Trusts and Trust D were created pursuant to an Amended and Restated Trust Agreement, dated September 20, 1983 (the “Trust Agreement”). Mr. Miller is the investment advisor to the trustee of Trust D. Pursuant to a Declaratory Judgment Order, entered on November 20, 1992 in the Court of Common Pleas, Probate Division, Hamilton County, Ohio, Trust A was split into four separate trusts, one of which is Trust A-4. The Trusts were further reformed by Order of the Delaware Chancery Court dated December 29, 2010 pursuant to which Milfam LLC was appointed advisor to Trust A-4. All of the shares of Common Stock purchased by Trust A-4 were purchased with funds generated and held by Trust A-4. The aggregate purchase price for the shares of Common Stock purchased by Trust A-4 was approximately $5,090,994.00. All of the shares of Common Stock purchased by Trust C were purchased with funds generated and held by Trust C. The aggregate purchase price for the shares of Common Stock purchased by Trust C was approximately $905,320.00. All of the shares of Common Stock purchased by Trust D were purchased with funds generated and held by Trust D. The aggregate purchase price for the shares of Common Stock purchased by Trust D was approximately $40,431.00.

Milfam LLC is the general partner of Milfam II L.P. (“Milfam II”), a Georgia limited partnership established pursuant to a partnership agreement for Milfam II L.P., dated December 11, 1996. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager of the general partner of Milfam II were purchased with money contributed to Milfam II by its partners or money generated and held by Milfam II. The aggregate purchase price for the shares of Common Stock purchased by Milfam II was approximately $240,993.00. For the consideration related to the grant of a certain warrant (as described in Item 4), see description in Item 4 below.

Mr. Miller is the manager of LIMFAM LLC (f/k/a Milfam NG LLC) (“LIMFAM LLC”), a Delaware limited liability company. All of the shares of Common Stock Mr. Miller is deemed to beneficially own as the manager for LIMFAM LLC were purchased with funds generated and held by LIMFAM LLC. The aggregate purchase price for the shares of Common Stock Mr. Miller is deemed to beneficially own as manager of LIMFAM LLC was $337,878.00.

All of the shares of Common Stock purchased by Mr. Miller on his own behalf were purchased with personal funds generated and held by Mr. Miller. The purchase price for the shares of Common Stock purchased by Mr. Miller on his own behalf was approximately $364,197.00.

The aggregate purchase prices set forth in this Item 3 include brokerage commissions and reflect certain cost basis adjustments.

Item 4. Purpose of the Transaction

Item 4 of the Statement is hereby amended and restated in its entirety as follows:

As previously reported, the shares of Common Stock covered by this Schedule 13D were acquired by Mr. Miller for investment purposes in the ordinary course of his business as an investor. Mr. Miller now believes that it would be in his best interests, and those of other shareholders, to attempt to influence the governance and business strategies of the Issuer. Mr. Miller believes that the Issuer would benefit from Board representation by independent public stockholders.

As previously reported, on April 14, 2014, Milfam II entered into a Senior Secured Note Purchase Agreement (filed as Exhibit 10.1 to the Issuer’s Form 8-K filed April 17, 2014 (including all exhibits thereto, the “Form 8-K”), the “Loan Agreement”) with the Issuer. Under the Loan Agreement, Milfam II (i) purchased a Senior Secured Promissory Note (filed as Exhibit 10.2 to the Form 8-K, the “Senior Note”) in the aggregate principal amount of $5,000,000.00, (ii) was granted an immediately exercisable warrant to purchase up to 1,100,000 shares of Issuer’s Common Stock (filed as Exhibit 10.3 to the Form 8-K), and (iii) received certain financing fees, all of which are further described in the Form 8-K. Under the Loan Agreement, Mr. Miller had the right to propose one director to the Board of Directors, and had proposed Pat Bennett, subject to the approval by the Board of Directors.

This Amendment No. 1 is being filed to report that, since the filing of the Statement, Milfam II and Trust C entered into a Letter Agreement, dated as of August 18, 2014 (filed as Exhibit 10.2 to the Issuer’s Form 8-K filed on August 19, 2014, including all exhibits thereto, the “August 19 Form 8-K”), with the Issuer whereby Milfam II (i) elected to exercise its right of participation in a financing transaction in accordance with the Loan Agreement, (ii) requested that the right of participation be transferred to Trust C, and (iii) agreed to purchase up to 521,739 shares of Common Stock (the “August Shares”) of the Issuer for a purchase price of $1.15 per share. On August 22, 2014, Trust C and the Issuer entered into that certain Stock Purchase Agreement, dated as of August 22, 2014 (filed as Exhibit 10.1 to the Form 8-K filed August 26, 2014 (including all exhibits thereto, the “August 26 Form 8-K”, the “Purchase Agreement”), pursuant to which the Issuer issued, and Trust C purchased, the August Shares.

Except in connection with the matters described above in this Item 4 and herein, Mr. Miller does not currently have any specific plans or proposals that relate to or would result in any of the actions or events specified in clauses (a) through (j) of Item 4 of Schedule 13D. Mr. Miller reserves the right to change plans and take any and all actions that Mr. Miller may deem appropriate to maximize the value of his investments, including, among other things, purchasing or otherwise acquiring additional securities of the Issuer, selling or otherwise disposing of any securities of the Issuer beneficially owned by him, in each case in the open market or in privately negotiated transactions, or formulating other plans or proposals regarding the Issuer or its securities to the extent deemed advisable by Mr. Miller in light of his general investment policies, market conditions, subsequent developments affecting the Issuer and the general business and future prospects of the Issuer. Mr. Miller may take any other action with respect to the Issuer or any of the Issuer’s debt or equity securities in any manner permitted by applicable law.

Item 5. Interest in Securities of the Issuer

Item 5 of the Statement is hereby amended and restated in its entirety as follows:

(a) Mr. Miller may be deemed to beneficially own 4,325,863 shares of Common Stock, which is equal to approximately 17.7% of the 24,447,407 outstanding shares of Common Stock. As of the date hereof, 2,188,893 of the shares of Common Stock beneficially owned by Mr. Miller are owned of record by Trust A-4, 638,776 of such beneficially owned shares of Common Stock are owned of record by Trust C, 13,017 of such beneficially owned shares of Common Stock are owned of record by Trust D, 1,183,764 of such beneficially owned shares of Common Stock are owned of record by Milfam II (includes a Warrant to purchase 1,100,000 Shares), 144,985 of such beneficially owned shares of Common Stock are owned of record by LIMFAM LLC, and 156,428 of such beneficially owned shares of Common Stock are owned of record by Mr. Miller directly.

Pursuant to Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended, the 24,447,407 outstanding Shares referenced above is the total of the following amounts: (i) 19,457,794 outstanding Shares, as reported in the Issuer’s Form 10-Q filed on August 14, 2014, and (ii) warrant to purchase up to 1,100,000 shares of Common Stock at an exercise price of $.01 per share and (iii) 3,889,613 shares issued pursuant to the transactions set forth, collectively, in the August 19 Form 8-K and the August 26 Form 8-K.

(b) Mr. Miller may be deemed to have sole voting and dispositive power for all such shares of Common Stock held of record by Trust A-4, Trust C, Milfam II, LIMFAM LLC and Mr. Miller directly. Mr. Miller may be deemed to have shared voting and dispositive power for all such shares held of record by Trust D.

(c) The following table details the transactions effected by Mr. Miller in the past 60 days.

	MILGRAT (Z8)
Date of Transaction	Number of Shares Sold	Price Per Share
July 16, 2014	28,120	N/A*

	Trust C
Date of Transaction	Number of Shares Purchased	Price Per Share
July 16, 2014	28,120	N/A*
August 22, 2014	521,739	$1.15

*Distribution of Common Stock.

(d) Persons other than Mr. Miller have the right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of, the reported securities.

(e) Not Applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is amended and restated in its entirety as follows:

Item 4 of this Schedule 13D is incorporated herein by reference.

Item 7. Materials to be Filed as Exhibits:

Item 7 is amended and restated in its entirety as follows:

Exhibit 99.1	Senior Secured Note Purchase Agreement dated as of April 14, 2014, by and between the Issuer and Milfam II L.P. (Filed as Exhibit 10.1 to the Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2014 and incorporated herein by reference).

Exhibit 99.2	Senior Secured Promissory Note dated as of April 14, 2014, made by the Issuer in favor of Milfam II L.P. (Filed as Exhibit 10.2 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2014 and incorporated herein by reference).

Exhibit 99.3	Warrant dated as of April 14, 2014, made by the Issuer in favor of Milfam II L.P. (Filed as Exhibit 10.3 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on April 17, 2014 and incorporated herein by reference).

Exhibit 99.4	Letter Agreement, dated as of August 18, 2014, by and among the Issuer, Milfam II L.P. and Lloyd I. Miller Trust C (Filed as Exhibit 10.2 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 19, 2014 and incorporated herein by reference).

Exhibit 99.5	Stock Purchase Agreement, dated as of August 22, 2014, by and among the Issuer, Milfam II L.P. and Lloyd I. Miller Trust C (Filed as Exhibit 10.1 to Form 8-K filed by the Issuer with the Securities and Exchange Commission on August 26, 2014 and incorporated herein by reference).

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 26, 2014

By: /s/ Lloyd I. Miller, III

Lloyd I. Miller, III